Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, N.Y. 10017-3954 (212) 455-2000
Facsimile (212) 455-2502
Direct Dial Number (212) 455-3066	E-Mail Address jmercado@stblaw.com

September 12, 2014
Ms. Jennifer Monick Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, CD 20549

Re:	RE: CRESUD Inc. Form 20-F for the Fiscal Year Ended June 30, 2013
Filed October 31, 2013
File No. 1-29190

Dear Ms. Monick:

On behalf of our client, CRESUD Inc. (the “Company”) we are providing the following responses to the comment No. 2 of the comment letter received from the staff of the Securities and Exchange Commission (the “Staff”) dated August 22, 2014 (the “Comment Letter”).
For convenient reference, we have reproduced below in bold the text of the comments contained in the Comment Letter. The responses and information described below are based upon information provided to us by the Company.

 Form 20-F for the fiscal year ended June 30, 2013
2. Please file response letters similar to those filed for your subsidiaries; dated July 15, 2014 and July 23, 2014.
Response letter dated July 15, 2014

In the response letter dated May 20, 2013, Alto Palermo S.A. (APSA), (“APSA”) and IRSA Investments and Representations Inc. (“IRSA” and together with APSA, the “Subsidiaries”) included a reference to the fact that it might sell the receivables prior to completion and delivery of the apartment units. The Company wishes to clarify to the Staff that what it intended to describe was that it might "market" the apartment units prior to their completion and delivery by the developer, as further described below. Additionally, the Company advises the Staff that it has not sold, assigned, securitized or disposed of any receivables associated with these barter transactions. The receivable is only settled through the delivery of completed units by the relevant developer.

In the response letter dated October 18, 2013, the Subsidiaries included a reference to the fact that it might also sell the specific apartment units that it would receive before construction is completed. The Company wishes to clarify to the Staff that what it intended to describe was that it might "market" the apartment units prior to its completion and delivery. In this regard, when the Company undertakes these arrangements, it generally receives advance payments from buyers, the amount of which is recorded as a liability. Under no circumstances does the Company record any revenue or gain when it markets the units prior to completion and delivery by the developer. As described in the response letter dated December 30, 2013, the Company only recognizes revenue when completed units are (1) received and (2) sold to third parties, upon which ownership and risk of loss of the subject property is transferred to the purchaser.

Response letter dated July 23, 2014

In response to the Staff’s comment, the Company advises the Staff as follows:

1. Generally, the contract with developers and contractors allows the Company sell, assign, securitize or dispose of the barter transaction receivable to another party, without restriction. Although, under the terms of the barter contracts this possibility is generally allowed, the Company advises the Staff that it has not sold, assigned, securitized or disposed the receivables associated with these barter transactions, as mentioned in our comment response letter filed with the Commission on July 15, 2014.

2. To the extent the Company sells, assigns, securitizes or disposes of a receivable, the purchaser does not have any continuing claim against the Company. If the Company sells, assigns, securitizes or disposes of the receivable, all the rights derived from such receivable will be transferred to and all obligations will be assumed by the purchaser. Any recourse in respect of the property would be directly against the builder.

3. Any sale, assignment, securitization or other disposition of the receivable is documented by way of a sale contract with the purchaser, with notice of sale delivered to the builder. There is no right of the builder to object to the sale, transfer, or other disposition to a third party of the receivable provided for in the barter agreements to which the Company is party.

4. The sale in full of the receivable that is the subject of a barter transaction constitutes a transfer of the Company’s rights and obligations under that receivable, including any right over a mortgage the Company may have, that is constituted at the time the subject property is transferred to the purchaser.

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Please do not hesitate to contact me (212-455-3066) with any questions you may have regarding the above responses.

                                                                                                                                           Very truly yours,

By:	/s/ Jaime Mercado

cc:	Matías Gaivironsky
Leonardo Magliocco